UNITED STATES OF AMERICA BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION

First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Fidelity Beach Street Trust Fidelity Management & Research Company FMR Co., Inc. Fidelity Distributors Corporation

245 Summer Street Boston, MA 02210

Please send all communications, notices and orders to: Marc R. Bryant, Esq. Chief Legal Officer Fidelity Management & Research Company 245 Summer Street, V10E Boston, Massachusetts 02110
With a copy to:

John V. O’Hanlon, Esq. Robert W. Helm, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 Page 1 of 74 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on January 26, 2018.

TABLE OF CONTENTS

Page

SUMMARY OF APPLICATION

1

I.

Actively Managed Exchange-Traded Funds

5

A.

Applicants

5

1.

The Trust

5

2.  The Initial Fund……………………………………………………………………………...……………5

3.

The Adviser

6

4.

The Distributor

7

B.

Applicants’ Proposal For Funds

8

1.

Background

8

2.

The Funds’ Proposed Arbitrage Mechanism

9

(a)

Portfolio Holdings Disclosure

11

(b)

Tracking Basket

11

(c)

Tracking Basket INAV

12

(d)

Conclusion

13

C.

Benefits of Funds to Investors

13

D.

Capital Structure and Voting Rights; Book Entry

15

E.

Exchange Listing

15

F.

Purchases and Redemptions of Shares and Creation Units

16

1.

General

16

2.

Transaction Fees

19

3.

Timing

20

4.

Pricing of Shares

21

G.

Dividend Reinvestment Service

21

H.

Availability of Information

21

1.

Disclosure to Marketplace: Funds versus Traditional Active ETFs

22

I.

Sales and Marketing Materials; Prospectus Disclosure

22

J.

Monitoring of Fund Operations

24

K.

Protecting Confidential Fund Holdings Information

25

II.

Funds of Actively Managed Exchange-Traded Funds.

26

A.

The Investing Funds

26

B.

Proposed Transactions

26

C.

Fees and Expenses

26

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TABLE OF CONTENTS

Page

D.

Conditions and Disclosure Relating to Section 12(d)(1) Relief

27

III.

Request for Exemptive Relief and Legal Analysis

27

A.

In Support of the Relief

27

1.

The Funds Will Not Raise the Concerns Set Forth in the Concept Release

27

(a)

The Funds Will Not Discriminate Among Shareholders

27

(i)

The Arbitrage Mechanism Will Not Discriminate Against Investors Who Are Not Authorized Participants  28

(ii)

Shares Are Not Expected to Trade at Significant Premiums or Discounts

29

(iii)

Shares are No Different Than Existing ETF Securities:  Their Market Price May Temporarily Inversely Reflect Changes in NAV  30

(iv)

The Funds Will Not Be Susceptible to Front-Running or Free-Riding

31

(b)

The Funds Will Address Potential Conflicts of Interest

32

2.

The Funds Will Not Raise the Concerns Set Forth in the 2014 Notice

33

3.

The Funds Will Provide the Other Benefits Previously Considered by the Commission in Granting Relief to Permit ETFs  35

(a)

The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs  35

B.

Legal Analysis of Relief

36

1.

Sections 2(a)(32) and 5(a)(1) of the 1940 Act

37

2.

Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

38

3.

Section 22(e) of the 1940 Act

40

4.

Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief

43

5.

Section 12(d)(1) of the 1940 Act

47

6.

Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief

53

IV.

Conditions.

56

A.

ETF Relief.

57

B.

Section 12(d)(1) Relief.

58

V.

Procedural Matters.

62

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of: Fidelity Beach Street Trust Fidelity Management & Research Company FMR Co., Inc. Fidelity Distributors Corporation File No. 812-14364

First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

SUMMARY OF APPLICATION

In this first amended and restated application (“Application”), Fidelity Beach Street Trust (the “Trust”); Fidelity Management & Research Company and FMR Co., Inc. (together, “FMR”); and Fidelity Distributors Corporation (the “Distributor” and, collectively with the Trust and FMR, “Applicants”) request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).

Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series of the Trust with an actively managed investment portfolio described below (“Initial Fund”) that will offer exchange-traded shares (“Shares”).

Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust offering Shares as well as other future open-end management companies offering Shares that may utilize active management investment strategies (collectively, “Future Funds”). Any Future Fund will (a) be advised by Fidelity Management & Research Company, FMR Co., Inc., or

an entity controlling, controlled by, or under common control with Fidelity Management & Research Company or FMR Co., Inc. (Fidelity Management & Research Company, FMR Co., Inc., and each such other entity and any successor thereto included in the term “Adviser”), and (b) comply with the terms and conditions of the Application.1  The Initial Fund and Future Funds together are the “Funds.”  Each Fund will operate as an exchange-traded fund (“ETF”).

Applicants further request that, following approval, the terms and conditions of the Order may apply to registered open-end management investment companies or series thereof not advised by the Adviser that seek to operate Funds. Applicants anticipate that the Adviser or an affiliate thereof will enter into license agreements with other registered investment advisers (each a “Licensed Adviser”) advising new funds operating as a Fund (the Licensed Adviser and such new fund together, the “Future Applicants”).2  Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto.

As an initial matter, it is important to note that the Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications that involve actively managed exchange-traded funds (“Active ETFs”) seeking relief similar to the relief that Applicants are requesting.3  As addressed below, however, there are distinguishing aspects of the Funds vis-à-vis existing Active ETFs.  Most importantly, the Funds will not publicly disclose their complete portfolio holdings on a daily basis.  Accordingly, this Application discusses in detail the factual and legal considerations supporting the requested ETF Relief.

The principal difference between the Funds and prior Active ETFs is that the Funds, in lieu of disclosing complete portfolio holdings daily to facilitate market participants’ hedging of and intra-day arbitrage in Shares, would provide other information that is sufficient on its own to enable such arbitrage.  Specifically, each Fund will disclose its portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag.  In addition, on each “Business Day,” which is defined to include any day the Trust is open, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act, a tracking basket (“Tracking Basket”) for each Fund, which is designed to closely track the performance of the Fund, will be published on each Fund’s website before the commencement of trading of Shares.  The Tracking Basket will be comprised of the Fund’s recently disclosed portfolio holdings and representative ETFs.  The Tracking Basket will be optimized utilizing a risk model to minimize deviations in return of the Tracking Basket relative to the Fund. An indicative net asset value (“INAV”) of the Tracking Basket (“Tracking Basket INAV”) also will be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares. The Tracking Basket will also constitute the names and quantities of instruments for both purchases (“Deposit Instruments”) and redemptions (“Redemption Instruments”) of Shares in large aggregations (“Creation Units”).  This information is designed to permit arbitrageurs to value and hedge a position in a Fund’s Shares, which Applicants believe will facilitate the arbitrage process.

Applicants anticipate that the returns between the Fund and its Tracking Basket will have a consistent relationship and that the deviation in the returns between a Fund and its Tracking Basket will be sufficiently small that the Tracking Basket will provide arbitrageurs with a reliable hedging vehicle that they can use to effectuate low-risk arbitrage trades in Shares.  Applicants further believe that the disclosures described above will allow market participants to understand the relationship between the performance of a Fund and its Tracking Basket.  Accordingly, Applicants believe that the ETF Relief requested meets the standards required under the 1940 Act and should be granted.

The Order would permit (i) Shares of the Funds to trade on a Stock Exchange (as defined below) at prices set by the market rather than at net asset value (“NAV”); (ii) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven (7) calendar days after Shares are tendered for redemption; (iii) Shares to be redeemable only in Creation Units; and (iv) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Shares of each Fund will be purchased from the Trust only in Creation Units.  Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”).  The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B).  Applicants request that any exemption under Section 12(d)(1)(J) apply to:  (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”).  Investing Funds do not include the Funds.  This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief” and together with the ETF Relief, “Relief”).4

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application. An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company.  In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

I.   Actively Managed Exchange-Traded Funds

     A.  Applicants

           1. The Trust

The Trust is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company. The Trust will be organized as a series fund and may have multiple series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940 Act.5 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. To the extent that a Fund operates as a regulated investment company (“RIC”), the Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

           2.The Initial Fund

The Initial Fund will be called the Fidelity ETF.  The Initial Fund will seek capital appreciation. The Adviser will normally invest the Initial Fund’s assets primarily in common stocks.6  The Adviser may invest the Initial Fund’s assets in securities of foreign issuers, in addition to securities of domestic issuers.7  The Adviser will not be constrained by any particular investment style.  At any given time, the Adviser may tend to buy “growth” stocks or “value” stocks or a combination of both types.  In buying and selling securities for the Initial Fund, the Adviser will rely on fundamental analysis, which involves a bottom-up assessment of a company’s potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions.

           3. The Adviser

Fidelity Management & Research Company or FMR Co., Inc. will be the investment adviser to the Initial Fund. Each of Fidelity Management & Research Company and FMR Co., Inc. is a Massachusetts corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”).  Each has its principal office located in Boston, Massachusetts. Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act.  The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act.

          4. The Distributor

FDC, a registered broker-dealer under the Exchange Act, is a Massachusetts corporation and will act as the distributor and principal underwriter of the Funds.  The Distributor will distribute Shares on an agency basis. The Distributor will comply with the terms and conditions of this Application.  Applicants request that the Order requested herein apply to any future Distributor of the Funds, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of the Application. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.

No Distributor, Adviser, Sub-Adviser, Trust or Fund is, or will be, affiliated with any Stock Exchange.

    B. Applicants’ Proposal For Funds

Except for the unique features of the Funds described in this section, the Funds will generally operate in the same manner as existing Active ETFs.

        1. Background

The Commission has considered the concept of Active ETFs since at least 2001.  At that time, the Commission issued a Concept Release on Active ETFs and sought public comment to assist it with its consideration of sponsors’ potential Active ETF proposals.8

At the time of the Concept Release, the Commission had only permitted ETFs that sought to track the (price and yield) performance of an underlying index (“Index ETFs”).  In the Concept Release, the Commission identified transparency as a characteristic of Index ETFs that was widely thought to be important to the success of the ETF arbitrage mechanism and its ability to keep the market price of ETF shares close to NAV.

The Concept Release posited that transparency was important to permit market participants, including market makers, Authorized Participants (as defined below) and arbitrageurs (collectively, “arbitrageurs”), to value a position in an ETF’s shares, and thus transact with the ETF in creation units and with retail investors in the secondary market as required for the ETF’s arbitrage mechanism to function.9

Since issuing the Concept Release, the Commission has approved the first Active ETFs.  As alluded to above, they are fully transparent, which means that, on a daily basis, they make their full portfolio holdings which will serve as the basis for that day’s NAV calculation available to the market before trading in their shares begins on a Stock Exchange.

In insisting on such portfolio transparency, the Commission has adhered to the principle of transparency articulated in the Concept Release.  As is implicit in the Concept Release’s discussion of transparency, transparency is not per se required for an ETF’s arbitrage mechanism to function efficiently.  Rather, transparency is a proxy for characteristics that permit arbitrageurs to value and hedge a position in an ETF’s shares, which in turn facilitates the arbitrage process.  As discussed below, Applicants do not believe that full portfolio holdings transparency on a daily basis is necessary for the maintenance of an efficient ETF arbitrage mechanism.

The Commission expressed its views on one proposed alternative to full portfolio transparency for Active ETFs in a public notice issued on October 21, 2014.10  The Commission preliminarily concluded “that the specific features proposed by the [a]pplicants that would cause the proposed ETFs to operate without transparency fall far short of providing a suitable alternative to the arbitrage activity in ETF shares that is crucial to helping keep the market price of current ETF shares at or close to the NAV per share of the ETF.”11  In reaching this conclusion, the Commission expressed particular concern with the applicants’ proposed use of indicative intraday value (“IIV”) as the primary pricing signal for potential arbitrage transactions.  As discussed below, Applicants are proposing a different alternative to full portfolio transparency, which Applicants believe will facilitate an effective arbitrage mechanism.

        2. The Funds’ Proposed Arbitrage Mechanism

In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in an ETF’s shares.  Applicants’ view is based on the fact that, in their experience, as the risk of a trade increases, so must the profit potential for the trade to be undertaken by a trader or arbitrageur.  In the ETF context, this means that, for an arbitrageur to undertake an arbitrage trade in an ETF’s shares, the profit potential needed for an arbitrageur to undertake an arbitrage trade in an ETF’s shares depends on the risk magnitude of the trade. Overall, reducing the risk of an arbitrage trade should encourage market activity that is designed to drive the market price of an ETF’s shares toward NAV and reduce any premium/discount between such market price and NAV.

In ETF trading, there is greater profit potential when the market price of an ETF’s shares is far away, or moving away, from the ETF’s NAV.  Conversely, there is less profit potential when the market price remains close to NAV.  Applicants consider any significant premium/discount in an ETF’s share price as a measure of the profit potential required by arbitrageurs to conduct arbitrage transactions in the ETF’s shares:12  an ETF’s arbitrage mechanism is most effective (i.e., the premium/discount is low) when arbitrageurs require minimal profit potential – due to the low risk nature of arbitrage trades – to enter into such trades.  Under such circumstances, arbitrage trades may then be undertaken when there is only a small premium/discount.

To date, Active ETFs have uniformly sought to facilitate low-risk arbitrage trades by providing full portfolio holdings transparency daily.  Because FMR is an active manager that uses proprietary research and expertise to manage client portfolios, FMR has determined that, in many circumstances, it may not be appropriate for it to make its portfolios or strategies “transparent.”  In developing this proposal, therefore, FMR has focused on the role played by portfolio transparency in the existing ETF arbitrage mechanism and on an alternative means of providing the market with substitute information of sufficient quantity and quality as to permit low-risk arbitrage trades in Shares.  Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by disclosing on a daily basis a Tracking Basket comprised of recently disclosed portfolio holdings and representative ETFs which can be used as a hedging vehicle by Authorized Participants and market makers and disseminating throughout the primary trading session in a Fund’s Shares the Tracking Basket INAV every 15 seconds, as described in further detail below.

                       (a) Portfolio Holdings Disclosure

Each Fund will disclose its portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag.

                       (b) Tracking Basket

Applicants believe that a reliable hedging vehicle is an instrument (or group of instruments) whose performance reliably correlates to the NAV of the relevant Fund.  More specifically, based on discussions with arbitrageurs and FMR’s trading experience, Applicants have identified a number of critical attributes of a reliable hedging vehicle for the Funds.13

For each Fund, FMR will identify the contents of a Tracking Basket, designed to track closely the performance of the Fund.  The Tracking Basket will consist of a combination of the Fund’s recently disclosed portfolio holdings and representative ETFs and will be comprised of a portion of the securities in a Fund’s portfolio.14  ETFs selected for inclusion in the Tracking Basket will be consistent with a Fund’s objective and selected based on certain criteria, including, but not limited to, liquidity, assets under management, holding limits and compliance considerations. Representative ETFs can provide a useful mechanism to reflect a Fund’s holdings' exposures within the Tracking Basket.15

The Tracking Basket will be optimized utilizing a risk model to minimize deviations in return of the Tracking Basket relative to the Fund and will be used to facilitate the creation/redemption process.

The proprietary optimization process mathematically seeks to minimize three key parameters: tracking error (standard deviation of return differentials between the Tracking Basket and the Fund), turnover cost, and basket creation cost. 16  The Tracking Basket will be rebalanced when the current Tracking Basket is replaced with a new “optimized” Tracking Basket.  Typically, the Tracking Basket is expected to be rebalanced on schedule with the public disclosure of the Fund’s holdings; however, a new optimized Tracking Basket may be generated as frequently as daily, and therefore, rebalancing may occur more frequently at the Adviser’s discretion.  For example, if the Adviser determines that a new Tracking Basket would reduce the variability of return differentials between the Tracking Basket and the Fund when balanced against the cost to trade the new Tracking Basket, rebalancing may be appropriate. The Adviser will periodically review the Tracking Basket parameters and Tracking Basket performance and process.

FMR believes that, under the circumstances described, arbitrageurs will be able to use the Tracking Basket as a reliable hedging vehicle for the Fund.

                  (c) Tracking Basket INAV

A Tracking Basket INAV will be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares.  As described above, the optimized Tracking Basket’s performance is expected to reliably correlate to the NAV of the relevant Fund.  The Tracking Basket will be published daily on a Fund’s website prior to commencement of trading of Shares.  The Tracking Basket INAV is designed to provide market participants with a real-time estimate of a Fund’s underlying value at 15-

second intervals throughout the trading session. As is the case with the IIVs of traditional Active ETFs, the Tracking Basket INAV is designed to inform market participants of the fluctuations in a Fund’s NAV during the trading session.

                 (d) Conclusion

In sum, Applicants believe that, even in the absence of daily disclosure of full portfolio holdings, given a Tracking Basket of the quality described, arbitrageurs will have a reliable hedging vehicle that they understand and can use to effectuate low-risk arbitrage trades in Shares.  In addition, arbitrageurs in Shares will also have access to the Tracking Basket INAV for each Fund throughout the trading day.  Armed with these tools, arbitrageurs should be able to conduct low-risk hedge and arbitrage transactions in Shares.

     C. Benefits of Funds to Investors

Applicants believe there is significant investor demand for Active ETFs that remains unmet. Exchange-traded products have grown in assets by a 20% compounded annualized growth rate over the last five years.17  Retail, intermediary and institutional investors have recently been gravitating to exchange-traded investment products.18  In addition, 78% of mutual fund assets under management industry-wide are invested in actively managed strategies, whereas, only one percent of exchange-traded product assets utilize actively managed strategies.19  Applicants believe the Funds would have broad appeal because they would provide investors with flexibility, choice and the alpha potential of active management in a tradeable vehicle.  Applicants also believe that investors may use the Funds to complement exchange-traded passive products and active mutual fund strategies in their portfolios.

   Much of the growth in exchange-traded products has been attributable to asset flows into passively managed ETFs. Applicants believe this is primarily attributable to constraints in the development of Active ETF products due to concerns by fund sponsors of the potential for front-running products that disclose holdings daily.  The Funds propose to facilitate efficient trading of Shares through publication of information described herein, while protecting the identity of a Fund’s full portfolio contents.  Applicants believe that the Tracking Basket mechanism supports effective portfolio construction and trading processes, without compromising performance for shareholders.  A Fund would provide significant holdings information to the market, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a monthly basis with a 30 day lag, and daily disclosure of the names and quantities of instruments in the Fund’s Tracking Basket, while at the same time protecting Fund shareholders’ ability to benefit from active management. Applicants believe that this structure will protect the Funds from the potential for front-running of portfolio transactions, which could adversely impact the performance of a Fund.

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units.  One is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on the Stock Exchange versus the cost of creating a Creation Unit to be broken down into individual Shares.  As described below, Applicants believe that arbitrageurs will purchase or redeem Creation Units in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market.  Applicants expect that arbitrage opportunities created by the ability to continually purchase or redeem Creation Units at NAV are designed to result in Shares not trading at a material discount or premium in relation to their NAV. Applicants also expect that specialists or market makers (collectively, “Exchange Market Makers”), acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.

Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors.  As in the case of other Active ETFs, the Funds will issue Shares that can be bought or sold like stocks any time throughout each trading day at market prices that are designed to be close to NAV; may be relatively tax-efficient investment vehicles to the extent that certain Funds can minimize capital gains by eliminating from the portfolio low cost basis securities through the in-kind redemption process; and will immediately reinvest interest received on the instruments held in a Fund’s portfolio (“Portfolio Instruments”).

      D. Capital Structure and Voting Rights; Book Entry

Beneficial owners of Shares (“Beneficial Owners”) of a Fund will have one vote per Share or one vote per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through the DTC and DTC Participants.  The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified.  No shareholder shall have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

      E. Exchange Listing

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Adviser nor the Distributor nor any affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. It is expected that the Stock Exchange will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.20 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Stock Exchange.

         F. Purchases and Redemptions of Shares and Creation Units

             1. General

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each Business Day. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 5,000 Shares. Creation Units of the Initial Fund and certain Future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units generally in kind. The Tracking Basket will be used to facilitate the creation/redemption process.  More specifically, subject to certain exemptions described below, persons purchasing a Creation Unit will make an in kind deposit of the securities comprising the Tracking Basket and the Fund and shareholders redeeming a Creation Unit will receive an in kind transfer of the securities comprising the Tracking Basket.21  The Tracking Basket will be comprised of a portion of the securities in a Fund’s portfolio to facilitate liquidity for redemptions.  In certain limited circumstances described below, the Fund may redeem shares wholly or partially in cash. In extreme circumstances (i.e., a redemption of the majority of Fund assets), the Fund may redeem a portion of the total portfolio.  If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Tracking Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a)

to the extent there is a Cash Amount, as described above;

(b)

if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)

if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;22

(d)

if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the National Securities Clearing Corporation (“NSCC”) Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments (“Global Funds”), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances;

(e)

if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; (iii) the Fund is unable to hold such instruments due to regulatory or compliance limitations; (iv) redemptions exceed the amount of the Fund’s assets that are held in securities comprising the Tracking Basket; or (v) a holder of Shares of a Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind; or

(f)

If, on a given Business Day, the Fund requires or permits one or more Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, in the Fund’s discretion.

Purchasers and redeemers of a Fund’s Creation Units may receive or deliver a basket of instruments that is different from the published Tracking Basket (“Custom Basket”), and different purchasers and redeemers may receive or deliver different Custom Baskets.

Each Business Day, before the open of trading on the Stock Exchange where Shares are listed, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Tracking Basket, as well as the estimated Cash Amount (if any), for that day.  The published Tracking Basket will apply until a new Tracking Basket is announced on the following

Business Day, and there will be no intra-day changes to the Tracking Basket except to correct errors in the published Tracking Basket.23

All orders to purchase Creation Units must be placed with the Distributor or its agent by or through an “Authorized Participant,” which is either: (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

          2. Transaction Fees

All persons purchasing or redeeming Creation Units may incur a transaction fee to cover the estimated cost to a Fund of processing the transaction, including the costs of clearance and settlement charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Creation Unit to the desired portfolio composition (“Transaction Fee”).

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.24 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.  Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments.  Variations in the Transaction Fee may be made from time to time.  In addition, investors purchasing or redeeming Creation Units that clear through DTC may pay a higher Transaction Fee than on purchases or redemptions that clear through NSCC,25 because Applicants expect DTC generally to charge Funds more than NSCC in connection with Creation Unit transactions. No sales charges for purchases of Shares of any Fund will be imposed by any Fund or the Adviser.

        3.  Timing

All orders to purchase or redeem Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor or its agent no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”), in order for the purchaser or seller to receive the NAV determined on the Transmittal Date.26  In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.  On days when a Stock Exchange or the bond markets close earlier than normal, the Funds may require custom orders to be placed earlier in the day.

           4. Pricing of Shares

The price of Shares will be based on a current bid/offer in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by the Fund. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.

Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

   G. Dividend Reinvestment Service

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

    H. Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price at the time of calculation of such NAV, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV.  The website will also disclose the Tracking Basket for each Fund.  Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form

N-CSR and Form N-CEN, filed with the Commission. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information will be published daily in the financial section of newspapers. The Stock Exchange or other market data vendor will disseminate, throughout the trading day through the facilities of the Consolidated Tape Association, the Tracking Basket INAV every 15 seconds for each Fund.  The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

        1.  Disclosure to Marketplace: Funds versus Traditional Active ETFs

The principal difference between a Fund and a traditional Active ETF is that a Fund will disclose each Business Day the contents of a Tracking Basket, which is comprised of recently disclosed portfolio holdings and representative ETFs.  A Fund’s complete portfolio holdings will be disclosed on the Fund’s website on a monthly basis with a 30 day lag.  In contrast, a traditional Active ETF is required to disclose on its website the identities and quantities of the Active ETF’s portfolio positions that will form the basis for the Active ETF’s calculation of NAV at the end of the business day.  Another difference is that the IIV of a Fund’s Tracking Basket, or Tracking Basket INAV, will be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares, whereas, for traditional Active ETFs an IIV of the Active ETF’s portfolio is disseminated every 15 seconds throughout the primary trading session in the Active ETF’s shares.

    I. Sales and Marketing Materials; Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares generally are not individually redeemable.

No Fund will be advertised or marketed as an open-end investment company, i.e., as a mutual fund, which offers individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares generally are not individually redeemable and that, under normal circumstances, owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

Applicants will also take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a traditional Active ETF.  Although a Fund will in many respects operate in a similar manner to a traditional Active ETF, a Fund will have unique characteristics, as described in this Application, that differentiate it from a traditional Active ETF.  A Fund’s Prospectus will contain disclosure describing these unique Fund characteristics and distinguishing a Fund from a traditional Active ETF.  The Prospectus will also contain disclosure relating to the risks of investing in a Fund, including risks related to investing in an investment product with no trading history that will operate differently from existing Active ETFs.27

    J. Monitoring of Fund Operations

Each Fund’s operations will be subject to ongoing monitoring.  While the monitoring parameters will vary by Fund (e.g. depending on asset class and other factors), for the Initial Fund the Adviser will monitor using a 5% threshold for annualized tracking error of the Tracking Basket relative to the Initial Fund’s portfolio.  This is the same threshold used by passive ETFs that represent in their SEC exemptive orders that the returns of the passive ETF will have an annual tracking error of less than 5% relative to its underlying index. The Adviser will also monitor for any material closing market price discount or premium to NAV.28  A Fund’s discount/premium to NAV will be monitored regularly and measured over the trailing 90 days by a Fund’s Adviser. The discount/premium will be reviewed by the Fund’s Board at least annually. If the discount/premium is deemed by the Adviser to be material, the Board will consider various corrective measures, including, but not limited to, publishing additional information about a Fund to the marketplace, releasing Fund information with more frequency, modifying the Tracking Basket process, and other appropriate measures.  The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations and certain measures may require additional approvals, such as approval of FMR’s Disclosure Policy Committee. The Adviser will retain discretion to modify a Fund’s monitoring parameters as needed and the Board may consider additional corrective measures if deemed necessary.

     K. Protecting Confidential Fund Holdings Information

Each Fund views holdings information as sensitive and limits its dissemination. The Board authorized FMR to establish and administer guidelines for the dissemination of Fund holdings information, which may be amended at any time without prior notice. FMR’s Disclosure Policy Committee (comprising executive officers of FMR) evaluates disclosure policy with the goal of serving a Fund’s best interests by striking an appropriate balance between providing information about a Fund’s portfolio and protecting a Fund from potentially harmful disclosure.

Material non-public holdings information may be provided as part of the activities associated with managing the Funds to: entities which, by explicit agreement or by virtue of their respective duties to the Fund, are required to maintain the confidentiality of the information disclosed; other parties if legally required; or persons the Adviser believes will not misuse the disclosed information. In addition, each Fund may provide material non-public holdings information to (i) third parties that calculate information derived from holdings for use by the Adviser or its affiliates, (ii) ratings and rankings organizations, and (iii) an investment adviser, trustee, or their agents to whom holdings are disclosed for due diligence purposes or in anticipation of a merger involving a Fund. Each individual request is reviewed by the Disclosure Policy Committee which must find, in its sole discretion that, based on the specific facts and circumstances, the disclosure appears unlikely to be harmful to a Fund. Entities receiving this information must have in place control mechanisms to reasonably ensure or otherwise agree that, (a) the holdings information will be kept confidential, (b) no employee shall use the information to effect trading or for their personal benefit, and (c) the nature and type of information that they, in turn, may disclose to third parties is limited. The Adviser relies primarily on the existence of non-disclosure agreements and/or control mechanisms when determining that disclosure is not likely to be harmful to a Fund.

There can be no assurance that a Fund’s policies and procedures with respect to disclosure of Fund portfolio holdings will prevent the misuse of such information by individuals and firms that receive such information.

II.      Funds of Actively Managed Exchange-Traded Funds.

         A. The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

          B. Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

         C. Fees and Expenses

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

            D. Conditions and Disclosure Relating to Section 12(d)(1) Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

III. Request for Exemptive Relief and Legal Analysis

      A. In Support of the Relief

           1. The Funds Will Not Raise the Concerns Set Forth in the Concept Release

In the Concept Release, the Commission stated that, in evaluating any specific proposal for an Active ETF, it would consider whether the proposal presents certain regulatory concerns.  Because Applicants’ proposal is for Active ETFs, they have considered the concerns identified by the Commission in the Concept Release.

              (a) The Funds Will Not Discriminate Among Shareholders

One of the regulatory concerns expressed by the Commission in the Concept Release was the potential for discrimination among Active ETF shareholders. Section 1(b)(3) of the 1940 Act states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions.

                      (i) The Arbitrage Mechanism Will Not Discriminate Against Investors Who Are Not Authorized Participants

Citing Section 1(b)(3) of the 1940 Act, the Commission questioned whether the operation of an Active ETF would discriminatorily place investors who have the financial resources to purchase or redeem a Creation Unit in a different position than retail investors who are expected generally to buy and sell ETF shares at market price. Applicants understand this concern to be that the arbitrage mechanism may discriminate against investors who are not Authorized Participants because they do not possess the financial resources to transact in Creation Units (at NAV) and, therefore, are confined to purchasing and selling Shares in the secondary market at a price that may differ from NAV.  Stated differently, the concern seems to be whether the ETF structure is necessary or appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the 1940 Act.  Applicants submit that it is.

The Commission has previously approved the ETF structure and issued several orders (directly or pursuant to delegated authority) that permit ETFs, including Active ETFs.  In this way, the ETF structure, including its arbitrage mechanism, have been repeatedly approved by the Commission with a full and complete understanding that only certain investors would have the financial resources, and be able, to utilize an ETF’s arbitrage mechanism by transacting at NAV and/or market price.  There is nothing different in the Applicants’ proposal than has been previously approved by the Commission in past ETF orders.  Thus, Applicants contend that the Funds should not be viewed as giving rise to any type of discriminatory treatment of shareholders, or creating any imbalance of equities, of a type not approved in connection with existing ETFs or of a type that Section 1(b)(3) was designed to prevent.

                         (ii) Shares Are Not Expected to Trade at Significant Premiums or Discounts

Citing Section 1(b)(3) of the 1940 At, the Commission also expressed concern that “significant deviations could develop between the market price and the NAV” of an Active ETF’s shares.  Past applicants for both Active and Index ETFs have essentially argued that the ETFs would not trade at a significant premium or discount because their portfolios, or the indexes underlying their portfolios, would be fully transparent and thereby support an efficient arbitrage mechanism.

As Applicants explain above, however, an efficient arbitrage mechanism does not require daily full portfolio holdings transparency.  Daily portfolio holdings transparency is merely one means for providing the market with a low-risk arbitrage trade.  Applicants propose to use other means to achieve the same end.  Specifically, for each Fund, a Tracking Basket will be provided, together with the disclosure of the Tracking Basket INAV every 15 seconds throughout the trading day.  Under these circumstances, Applicants believe that the Funds should have an efficient arbitrage mechanism.

In any case, Applicants believe that the Funds’ arbitrage mechanism will be sufficiently efficient to warrant the relief requested.

                   (iii) Shares are No Different Than Existing ETF Securities:  Their Market Price May Temporarily Inversely Reflect Changes in NAV

Another potentially relevant concern expressed by the Commission in the Concept Release was that the market price of an Active ETF’s shares may move in the opposite direction as the ETF’s NAV.  Applicants do not believe that temporary inverse movements between an ETF’s market price and NAV necessarily signal a fundamental breakdown in the arbitrage process or a fundamental problem with the ETF structure generally.

The market price of an ETF’s shares may move in the opposite direction of its NAV for many reasons.  For example, the NAV may be increasing because the value of certain underlying securities is increasing; at the same time, the market price may hold steady or decline because, even with the increase in NAV, the arbitrage profit available to arbitrageurs does not adequately compensate them for the risk of the arbitrage trade.  This may be true because the underlying securities in the ETF do not trade synchronously with the ETF shares and, therefore, arbitrageurs cannot accurately value the profit available to them in an arbitrage trade and/or cannot execute the arbitrage trade at the desired profit level.  In Applicants’ view, this is a situation that will correct itself when the arbitrage profit available to arbitrageurs in connection with the available arbitrage trade appropriately compensates them for the risk of the trade.  More importantly, this is a situation that Applicants do not believe will pertain to the Funds due to the disclosure of the Tracking Basket and the Tracking Basket INAV for each Fund.

                 (iv) The Funds Will Not Be Susceptible to Front-Running or Free-Riding29

Applicants believe that the information to be disseminated to the public will enable arbitrageurs to transact in Creation Units and efficiently conduct arbitrage transactions with respect to Shares, but do not believe that this information will be sufficient for third parties to reverse engineer a Fund’s portfolio.  Specifically, Applicants will not disclose a Fund’s holdings in a manner that gives rise to an opportunity to front-run a Fund.  As noted above, unlike existing Active ETFs, Applicants will not disclose a Fund’s full portfolio holdings on a daily basis.  Instead, Applicants will generally disclose a Fund’s portfolio holdings monthly with a 30-day lag.  Traditional mutual funds are required to disclose their holdings in full at least once quarterly, with a lag of not more than 60 days, on Form N-CSR and Form N-Q (soon Form N-PORT).  Many of the mutual funds advised by the Adviser make their portfolio holdings available on Fidelity’s website on a monthly basis, 30 days after the month end.  Applicants will otherwise disclose only the information discussed above, including each Fund’s Tracking Basket and Tracking Basket INAV.

As alluded to above, the Funds’ portfolio management decisions are made by a portfolio manager or portfolio management team relying upon fundamental research and other methods provided by a skilled group of analysts.  The Adviser does not believe that the investment decisions made on behalf of the Funds can be contemporaneously known or deduced by third parties based on the disclosures to be provided.  For these reasons, free riding is not a concern for the Funds.

                (b) The Funds Will Address Potential Conflicts of Interest

Another regulatory concern raised by the Commission in the Concept Release was potential conflicts of interest. Section 1(b)(2) of the 1940 Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons, underwriters, brokers or dealers.  The Commission observed that the process through which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities, may lend itself to certain conflicts of interest for the ETF’s investment adviser, who has discretion to specify the securities included in the baskets, and who, in the case of an Active ETF, would not be limited by the universe of portfolio securities in an index. Since the Concept Release was issued, however, the Commission has clarified its precise Section 1(b)(2) concerns by requiring, in connection with its issuance of Active ETF orders, Condition A. 5, below.  Condition A. 4 provides as follows:

The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

Condition A.4 explicitly prohibits the Adviser and any Sub-Adviser from using their positions with the Funds to select as Deposit or Redemption Instruments, for example, securities of themselves or their affiliates.

Even absent Condition A.4, Adviser believes that Section 48(a) of the 1940 Act would implicitly prohibit it (and any Sub-Adviser) from engaging in the activities at which Condition A.4 is directed.  Section 48(a) prohibits any person from doing indirectly anything it cannot do directly.  Thus, for example, just as Adviser could not directly cause a Fund to enter into a principal transaction that would violate Section 17(a) of the 1940 Act, Adviser also could not indirectly cause a Fund (by causing Authorized Participants) to engage in such transactions with the Fund.  In light of Section 48(a) and Condition A.4, Adviser expects that any concerns that the Commission might have had at the time of the Concept Release based on Section 1(b)(2) will be fully addressed by Applicants’ proposal.

Applicants further believe that any conflict posed for Fund affiliates by Applicants’ proposal is no greater than any conflict posed for the same affiliates with respect to any actively managed discretionary account, including the many registered mutual funds advised by Adviser.  To address these conflicts, prior to relying on the ETF Relief, the Adviser will adopt policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds.  The Adviser will specifically adopt polices relating to the Funds, in accordance with Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, which will (a) require any personnel responsible for the portfolio management of the Funds to pre-clear all non-exempt personal securities transactions with the Adviser’s compliance group, (b) require reporting of securities transactions to Adviser’s compliance group, and (c) restrict personal securities transactions in securities of certain issuers as specified by the Adviser’s Code of Ethics.  Any Sub-Adviser retained by the Adviser will be required to adopt similar policies and procedures, including a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act.  Thus, these same protections against conflicts of interest will be applied to the Funds.

2. The Funds Will Not Raise the Concerns Set Forth in the 2014 Notice

Applicants have considered the concerns identified by the Commission in the 2014 Notice with respect to another proposed alternative to daily disclosure of full portfolio holdings for Active ETFs.  As noted above, the Commission preliminarily concluded that the proposed alternative discussed in the 2014 Notice would not facilitate a sufficiently effective arbitrage mechanism to consistently produce a secondary market price for investors that would approximate NAV and, thus, would not be an adequate substitute for full portfolio transparency.

In reaching this conclusion, the Commission expressed particular concern with the applicants’ proposed use of IIV as a primary pricing signal for potential arbitrage transactions.  The Commission observed that, in practice, arbitrageurs do not rely on IIV, and instead, use portfolio holdings information to construct a hedge portfolio that closely aligns with an ETF’s NAV.  The Commission noted that if arbitrageurs are unable to deconstruct the portfolio holdings of an ETF with sufficient accuracy, it could increase the risk of loss to shareholders, which would be reflected in deviations between the ETF’s market price and its NAV.

Applicants are proposing a different alternative to daily disclosure of full portfolio holdings.  Specifically, for each Fund, a Tracking Basket will be provided, together with disclosure of the Tracking Basket INAV every 15 seconds throughout the trading day.  Applicants anticipate that the returns between a Fund and its Tracking Basket will have a consistent relationship and that the deviation in the returns between a Fund and its Tracking Basket will be sufficiently small that the Tracking Basket will provide arbitrageurs with a reliable hedging vehicle that they can use to effectuate low-risk arbitrage trades in Shares.  In addition, arbitrageurs in Shares will also have access to the Tracking Basket INAV for each Fund, which will provide them with a real-time estimate of the Fund’s underlying value at 15-second intervals throughout the trading session.  Applicants believe that, together, the Tracking Basket and Tracking Basket INAV will provide the marketplace with sufficient information to facilitate an effective arbitrage mechanism that is designed to produce a secondary market price that would approximate NAV.

3. The Funds Will Provide the Other Benefits Previously Considered by the Commission in Granting Relief to Permit ETFs

(a) The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs

The Funds will offer the same panoply of benefits as existing ETFs, which appeal to individual and institutional investors, as well as to Brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors.  Adviser believes the Funds will appeal to each of these categories of investors because the Funds will provide the following benefits associated with ETFs:

  Diversification:  a diversified investment vehicle with the potential for above-market returns.
  Liquidity:  an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.
  Tax-Efficiencies:  a more tax-efficient investment option than a comparable mutual fund.

In addition, Applicants anticipate the Funds providing investors with the same type of liquidity as they have come to associate with ETFs.  Liquidity is one of the features of ETFs that appears to be most appreciated by today’s investors and is often identified as one of the features of ETFs that positively distinguish them from other investment options.  Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices rather than only once per day at NAV.

Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar traditional mutual funds.  As the Commission knows, one of the most widely touted advantages of the ETF structure is its tax efficiency, which is primarily a result of ETFs generally honoring redemptions in kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in kind as much as possible so as to avoid recognizing capital gains on appreciated securities.

Applicants concede that the Funds may not be as tax efficient as, for example, certain Index ETFs.

      B. Legal Analysis of Relief

Although the Funds have features that distinguish them from other Active ETFs and Index ETFs, Applicants seek the same exemptive relief from the 1940 Act as traditional ETFs seek.  Namely, Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.  Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

         1. Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares generally in Creation Units.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. The market price of Creation Units will be disciplined by arbitrage opportunities designed to enable investors to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current Index ETFs and Active ETFs to redeem their shares only in Creation Units. While Applicants recognize that the Commission is concerned about the potential for wider spreads and more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of daily full portfolio holdings disclosure, Applicants do not believe that such deviations will develop given the regular dissemination of the Tracking Basket INAV and the disclosure, with respect to each Fund, of the Tracking Basket.  Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions that allow for Index ETFs and Active ETFs to redeem their shares generally only in Creation Unit quantities.

       2. Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange30 at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.31

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  Moreover, market participants serve a completely different function than investors purchasing Shares in the secondary market. To fulfill their critical function as liquidity providers that facilitate trading of Shares at or close to NAV, market participants must be able to continuously engage in transactions to create and redeem Shares in the primary market at NAV.  Supporting a Fund’s creation and redemption activity exposes market participants to certain risks for which they may be compensated through arbitrage opportunities that arise when the market price of Shares varies from their NAV. Market participants facilitate these arbitrage opportunities, which enhance liquidity in the secondary market and are designed to bring the market price of Shares closer to a Fund’s NAV, thereby benefiting investors in the secondary market. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers since the activity of market participants benefits secondary market investors.

Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit.

Therefore, no dealer should have an advantage over another Broker in the sale of Shares. In addition, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. Based on Applicants’ extensive experience with investors purchasing ETFs on Fidelity’s brokerage platform and as an ETF sponsor, Applicants have observed that investors are seeking choice and have shown a significant interest in the ability to trade intraday for a variety of reasons, including availing themselves of certain desirable exchange-traded features, such as stop loss orders, obtaining real-time pricing of trades, and managing their portfolios with more flexibility and precision.  This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

      3. Section 22(e) of the 1940 Act

Applicants seek an Order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act for certain Global Funds under circumstances described below.32

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption.

Applicants observe that the settlement of redemptions of Creation Units of the Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Instruments of each Global Fund customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.

The SAI will disclose those holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven (7) calendar days and the maximum number of days needed to deliver the proceeds for each affected Global Fund.  Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds for Global Funds are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within a maximum of fifteen (15) calendar days would not be inconsistent with the spirit and intent of Section 22(e).  Applicants suggest that a redemption payment occurring within fifteen (15) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Fund.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a potentially higher redemption Transaction Fee, may be required in respect of certain Funds).  Applicants are not seeking relief from Section 22(e) with respect to Global Funds that do not effect redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fifteen (15) days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an Order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Global Funds.

    4. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Unless the Commission, upon application pursuant to Section 17(b) of the 1940 Act, grants an exemption from the provisions of Section 17(a), Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful

… for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) of the 1940 Act makes it unlawful

… for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Each Fund may be deemed to be controlled by an Adviser and hence affiliated persons of each other, and in addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (each other Fund and registered investment company (or series thereof), an “Affiliated Fund”).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the 1940 Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be either first-tier or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act as well.33

There exists a possibility that, with respect to one or more Funds and the Trust, a large institutional investor could own more than 5% of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor a first-tier affiliate of the Fund or Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the 1940 Act. In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more of, or in excess of 25% of the outstanding shares of such Affiliated Fund, resulting in that investor being deemed to be a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(1) could be read to prohibit such person from depositing the Tracking Basket with a Fund in return for a Creation Unit (an in-kind purchase). Likewise, Section 17(a)(2) could be read to prohibit the investor from entering into an in-kind redemption with a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. There will be no discrimination between purchasers or redeemers.

Absent the unusual circumstances discussed previously in the Application, the Deposit Instruments and Redemption Instruments available for a Fund will be the same for all purchases and redemptions, respectively.  Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Instruments currently held by the relevant Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in the same manner and on the same terms for all, regardless of the identity of the purchaser or redeemer.   Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement.  Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Instruments and current trading program.

Any consideration paid by the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the Fund’s policies and procedures.

Because the Fund portfolio will not be disclosed daily, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Instruments to be included in the Tracking Basket (i.e., “cherry picking”).  Further, because the Deposit Instruments will be those found in the Tracking Basket, except in certain limited instances, a person purchasing Shares could not cause the Fund to include unwanted instruments it.  Under these circumstances, Applicants do not believe that in-

kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the 1940 Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to a Fund and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating the value of in-kind purchases or redemptions and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating the value of in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

           5.0 Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.34 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.35  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”36

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).37 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).38

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that a Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order.  Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.  For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between a Investing Fund or a Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of a Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an

“Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in Financial Industry Regulatory Authority (“FINRA”) Rule 2341.39

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.40 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except (i) to the extent permitted by exemptive rules and exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes; and (ii) in connection with a Fund’s receipt or delivery of ETFs included in its Tracking Basket for purposes of effecting transactions in Creation Units.41 Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A), except in the circumstances noted above, mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

6. Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are subadvised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)

the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)

the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)

the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.42

Second, the proposed transactions directly between the Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act.  As discussed above, Applicants believe that the requested exemptions are appropriate in the public interest, as the Funds may offer Investing Funds an expanded array of Active ETF instruments in which to invest.  By avoiding the front-running and free-riding concerns that can arise with daily disclosure of Portfolio Instruments, the Funds may be suitable for a broader range of investment strategies than fully transparent Active ETFs.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

IV.  Conditions.

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

      A. ETF Relief.

1.

As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on a Stock Exchange.

2.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that, under normal circumstances, the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.

The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the Closing Price or Bid/Ask Price, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV.  The website will also disclose the Tracking Basket INAV.

4.

On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Tracking Basket for that day.

5.

The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.

The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each Business Day, without fully disclosing their full portfolio at the same time.

     B. Section 12(d)(1) Relief.

1.

The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.

No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.

Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.

The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.

The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.

Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.

Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12.

No Fund relying on this Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except (i) to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes; and (ii) in connection with a Fund’s receipt or delivery of ETFs included in its Tracking Basket for purposes of effecting transactions in Creation Units.

V. Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act.  Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application.  Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Applicants have attached copies of the resolutions relating to the respective authorizations.  Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Dated:

January 26, 2018

FIDELITY BEACH STREET TRUST

By: /s/Marc R. Bryant Name: Marc R. Bryant Title: Secretary

FIDELITY MANAGEMENT & RESEARCH COMPANY

By: /s/Marc R. Bryant Name: Marc R. Bryant Title: Senior Vice President, Chief Legal Officer and Secretary

FMR CO., INC.

By: /s/Marc R. Bryant Name: Marc R. Bryant Title: Senior Vice President, Chief Legal Officer and Secretary
FIDELITY DISTRIBUTORS CORPORATION

By: /s/Judy Marlinski Name: Judy Marlinski Title: President

AUTHORIZATION

FIDELITY BEACH STREET TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Marc R. Bryant, in his capacity as Secretary of the Fidelity Beach Street Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on September 19, 2014:

FURTHER RESOLVED, that any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to operate actively managed exchange-traded funds, and with such changes as deemed appropriate by such officers upon the advice of counsel.

/s/Marc R. Bryant
Marc R. Bryant	January 26, 2018
Secretary

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

In accordance with Rule 0-2(c) under the 1940 Act, Marc R. Bryant states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company have been taken, and that as Senior Vice President, General Counsel and Secretary thereof, he is authorized to execute and file the same on behalf of Fidelity Management & Research Company.

/s/Marc R. Bryant
Marc R. Bryant	January 26, 2018
Senior Vice President, Chief Legal Officer and Secretary

AUTHORIZATION

FMR CO., INC.

In accordance with Rule 0-2(c) under the 1940 Act, Marc R. Bryant states that all actions necessary to authorize the execution and filing of this Application by FMR Co., Inc. have been taken, and that as Senior Vice President, General Counsel and Secretary thereof, he is authorized to execute and file the same on behalf of FMR Co., Inc.

/s/Marc R. Bryant
Marc R. Bryant	January 26, 2018
Senior Vice President, Chief Legal Officer and Secretary

AUTHORIZATION

FIDELITY DISTRIBUTORS CORPORATION

In accordance with Rule 0-2(c) under the 1940 Act, Judy Marlinski states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Corporation have been taken, and that as President thereof, she is authorized to execute and file the same on behalf of Fidelity Distributors Corporation.

/s/Judy Marlinski
Judy Marlinski	January 26, 2018
President

VERIFICATION

FIDELITY BEACH STREET TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Beach Street Trust, that he is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Marc R. Bryant
Marc R. Bryant	January 26, 2018
Secretary

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Management & Research Company, that he is Senior Vice President, General Counsel and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Marc R. Bryant
Marc R. Bryant	January 26, 2018
Senior Vice President, Chief Legal Officer and Secretary

VERIFICATION

FMR CO., INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of FMR Co., Inc., that he is Senior Vice President, General Counsel and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Marc R. Bryant
Marc R. Bryant	January 26, 2018
Senior Vice President, Chief Legal Officer and Secretary

VERIFICATION

FIDELITY DISTRIBUTORS CORPORATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Fidelity Distributors Corporation, that she is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/Judy Marlinski
Judy Marlinski	January 26, 2018
President

Footnotes

1

For the purposes of the requested order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2

Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more pending patent applications. Applicants anticipate that they, or an affiliate thereof, will enter into agreements to license such patent applications, any subsequently issued patents and all other relevant intellectual property rights.

3

See, e.g., CBOE Vest Financial, LLC, et al., 1940 Act Rel. Nos. 32896 (Nov. 11, 2017) (notice) and 32932 (Dec. 4, 2017) (order); USCF Fund Advisors, LLC, et al., 1940 Act Rel. Nos. 32851 (Oct. 10, 2017) (notice) and 32889 (Oct. 31, 2017) (order); American Century ETF Trust and American Century Investment Management, Inc., 1940 Act Rel. Nos. 32838 (Sept. 28, 2017) (notice) and 32871 (Oct. 25, 2017) (order); Active Weightings ETF Trust and Active Weightings Advisors, LLC, 1940 Act Rel. Nos. 32820 (Sept. 18, 2017) (notice) and 32859 (Oct. 11, 2017) (order).

4

Certain Funds may invest in other open-end and/or closed-end investment companies and/or ETFs in excess of the limits in Section 12(d)(1)(A) (each such Fund, an “FOF ETF”).  It is within a Fund’s discretion to permit reliance on the Section 12(d)(1) Relief.  In no case will a Fund that is an FOF ETF rely on the Section 12(d)(1) Relief.

5

The term “Board” includes any board of trustees of a Future Fund, if different.

6

The Adviser expects that the Initial Fund’s investments will generally be in exchange-traded equity securities, although the Initial Fund may have limited exposure to instruments other than exchange-traded equities that trade contemporaneously with the Initial Fund.  These instruments include, but are not limited to, indexed futures, preferred securities, restricted securities, debt securities and cash or cash equivalents.

7

The Initial Fund’s investments may include stocks of foreign issuers that trade contemporaneously with U.S. stocks in the Initial Fund’s portfolio, except that up to 5% of the Initial Fund’s assets may be invested in stocks of foreign issuers that are not traded contemporaneously with U.S. stocks.

8

Investment Company Act Release No. 25258 (November 8, 2001) (“Concept Release”).

9

See Concept Release at Section IV.B.1 (“Th[e] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio.”).  To be clear, the Concept Release did not suggest, and Index ETF exemptive applications have not required, that Index ETFs’ portfolios be transparent.  Rather, transparency has historically been obtained with respect to Index ETFs by virtue of their seeking to track an underlying index that is fully transparent and investing at least 80% of their assets in the securities of the underlying index.

10

Precidian ETFs Trust, et al., 1940 Act Rel. No. 31300 (Oct. 21, 2014) (the “2014 Notice”).

11

Id. at 12.

12

Applicants distinguish between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV.  The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market.  The “premium/discount” refers to the premium or discount to NAV at which the ETF’s shares trade and may be calculated based on the Bid/Ask Price or the Closing Price relative to NAV.  The “Closing Price” of Shares is the closing price of Shares on the Fund’s Exchange.  The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer for Shares on the Fund’s Exchange at the time that the Fund’s NAV is calculated.  The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

13

Applicants have discussed their proposal with potential market makers who have indicated that they expect to make markets in Shares of the Funds.

14

The Tracking Basket will be limited to the holdings included in a Fund’s last published portfolio holdings plus representative ETFs. Securities in the Tracking Basket will be exchange-traded. Applicants will generate a Tracking Basket for a new Fund using the “lagged” holdings of a non-disclosed model portfolio that the Adviser will manage in advance of a Fund’s launch. A Fund’s initial Tracking Basket will consist of the model portfolio’s 30 day old monthly holdings plus representative ETFs.

15

The set of ETFs that are “representative” to be used in the Tracking Basket will depend on certain factors, including the Fund’s investment objective, past holdings, and benchmark, and may change from time to time. For example, a U.S. diversified fund benchmarked to a diversified U.S. index would use liquid U.S. exchange-traded ETFs to capture size (large, mid or small capitalization), style (growth or value) and/or sector exposures in the Fund’s portfolio. Leveraged and inverse ETFs will not be included in the Tracking Basket.

16

ETFs may constitute no more than 50% of the Tracking Basket’s assets.

17

In contrast, mutual fund products have grown in assets by 9% compounded rate over the same time period.  Strategic Insight: Simfund Mutual Fund Database, as of November 30, 2017.

18

For example, for the period January 1, 2017 to November 30, 2017, exchange-traded products experienced inflows of $400 billion, while mutual funds experienced inflows of $222 billion. Id.

19

Of the one percent of exchange-traded product assets that utilize actively managed strategies, 76% are fixed income strategies.  As a comparison, only 23% of assets invested in actively managed mutual funds are in fixed income strategies.  Mutual Fund assets exclude money market funds. Id.

20

If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Stock Exchange (including NYSE Arca), one or more member firms of that Stock Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section III.B.4 below.

21

The basket of securities for creations, or Deposit Instruments, and the basket of securities for redemptions, or Redemption Instruments, of Creation Units, will be identical to that Fund’s Tracking Basket, subject to the exceptions described herein. A Fund’s Deposit Instruments and Redemption Instruments will include representative ETFs that are included in the Fund’s Tracking Basket.

22

In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective.  In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.  As a result, tax considerations may warrant in-kind redemptions.

23

The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Tracking Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

24

In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

25

Authorized Participants who participate in the CNS System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “NSCC Process”) to purchase and redeem Creation Units of Funds that limit the composition of their baskets of Deposit Instruments and Redemption Instruments to include only NSCC Process-eligible instruments (generally domestic equity securities and cash). Because the NSCC Process is generally more efficient than the DTC clearing process, DTC will likely charge a Fund more than NSCC to settle purchases and/or redemptions of Creation Units.

26

In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority of the Board either at a meeting or by written consent or by the affirmative vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

27

A Fund’s registration statement will also contain disclosure that a Fund’s Tracking Basket has been designed to minimize the potential for market participants to determine a Fund’s holdings or transactions, which the Adviser believes may reduce the likelihood of a Fund’s portfolio being reverse engineered.

28

The materiality of a discount or premium will be determined by the Adviser based on various factors, including a Fund’s trading history, the size of the discount or premium, persistence of the discount or premium, trading volume and frequency, average discounts and premiums within asset class, and market volatility.

29

As defined by the Concept Release, “front running” occurs when other investors are permitted to trade ahead of a fund based on [public] knowledge that the fund will trade later.  “Free riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it.

30

Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

31

See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

32

Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within two business days of the trade date.

33

See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

34

House Hearing, 76th Cong., 3d Sess., at 113 (1940).

35

Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

36

House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

37

See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

38

Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

39

Any references to FINRA Rule 2341 include any successor or replacement rule to FINRA Rule 2341 that may be adopted by FINRA.

40

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

41

The Tracking Basket is expected to constitute a small portion of a Fund’s overall portfolio and no more than 50% of the Tracking Basket’s assets will be invested in ETFs.  A Fund’s ETF positions to facilitate creations and redemptions using the Tracking Basket are not intended to be held long-term for investment purposes.

42

To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

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